UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 4 June 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY THE COMPANY SECRETARY AND A DIRECTOR OF
A MAJOR SUBSIDIARY

In compliance with paragraphs 3.63 - 3.74 of the Listings
Requirements of JSE Limited, shareholders are advised that Gold
Fields Limited has granted on 1 March 2013 (“the Grant Date”),
Performance Shares and Bonus Shares to the executives of Gold
Fields in terms of the Gold Fields Limited 2012 Share Plan as set out below.

Performance Shares are conditionally awarded with the final
number settled after three years dependent on market and non-
market conditions being met. The number of shares to be settled will range from 0% to 200% of the conditional award. The
determined number of Performance Shares will be settled to the participant in shares.

Bonus Shares are linked to the annual bonus whereby the
equivalent of two-thirds of the cash bonus is granted in Bonus
Shares.

Name
K Robinson
Position
Company Secretary
Company Gold Fields Limited
No of Performance Shares
granted and accepted
6,261
No of Bonus Shares issued and
accepted
2,782
Performance Share and Bonus
Share strike price
Nil
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction
Acceptance of Performance
Shares and Bonus Shares
Vesting Period
The Performance Shares vest on
the third anniversary of the
Grant Date and the Bonus Shares
vest in equal parts on 9 months
and 18 months of the Grant Date
Nature of interest Direct and Beneficial

Name
Tommy McKeith
Position
Director of a Major Subsidiary
Company Gold Fields Limited
No of Performance Shares
granted and accepted
86,813
No of Bonus Shares issued and
accepted
35,070
Performance Share and Bonus
Share strike price
Nil
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction
Acceptance of Performance
Shares and Bonus Shares
Vesting Period
The Performance Shares vest on
the third anniversary of the
Grant Date and the Bonus Shares
vest in equal parts on 9 months
and 18 months of the Grant Date
Nature of interest
Direct and Beneficial

In accordance with section 3.66 of the Listings Requirements, the necessary clearance was obtained to grant the abovementioned
Performance Shares and Bonus Shares.

31 May 2013
Sponsor:
JP Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 4 June 2013
By: /s/ Nicholas J. Holland
Name:         Nicholas J. Holland
Title:           Chief Executive Officer